

Creating a new category of products that solve critical quality, safety and preservation challenges for multiple industries through proprietary, miniaturized Intelligent Atmospheric Control (IAC) Technology.

Pendram
CREATING THE PERFECT ATMOSPHERE

INTELLISPHERE IAC
Intelligent Atmospheric Control

HUMIDITY - TEMPERATURE - AIR FLOW







Cannabis/Tobacco/Cigars







PATENT PENDING

SMART-LID

Food/Pantry

PATENT PENDING

CULINARY VISION

Breast Milk

PATENT PENDING

Smart-milk
Redefining the Breast Milk Experience

THE SMART-STOR PRODUCT LINE SOLVES MAJOR PAIN POINTS AND DELIVERS VALUABLE DATA FROM CONSUMERS AND CULTIVATORS


THC
CBD

LEVERAGES THE EXPLOSIVE CANNABIS AND HEMP MARKETS!

The Problems:

- Cannabis/Hemp Too Dry: Rapid Loss of Quality, Potency and Revenue


Moldy
Weed


Aspergillus: The Most Dangerous Cannabis Pathogen

- Cannabis/Hemp Too Wet: Leads to Life Threatening Dangers

- Product Safety, Integrity and Quality are Paramount Consumer Concerns


Tracking Cannabis Growth


PROTECT YOUR CHILDREN AND PETS
Store cannabis in child-proof packaging, locked, out of sight and out of reach.
Second-hand smoke is harmful. It is best not to smoke or vape cannabis around children or in your home.
If you choose to use cannabis, know how to reduce your risks. Learn more at www.pdhu.on.ca

PENDRAM'S SMART-STOR SYSTEM



Terpenes evaporating from the trichome.

Monolayer shield saving terpenes.

We'll use our unique, cloud connected products to create a new "go to" quality smart seal *of QUALITY*





- Delicate Terpenes Protected
- Consistent Flower Quality
- Consumer Safety, Confidence & Satisfaction
- Unique Differentiation for our Brand Customers

The Kicker:

We will leverage market presence to create valuable data and insights in our Smart-Stor Cloud





CONSUMER FLAGSHIP PRODUCT

- Enhanced Prototype Design Complete
- Provision Patent Filed
- Pre-orders received
- Projected shipping 2021
- Target MSRP $149 - GM 70%
- Target Average $0.50 Per Installed Unit Monthly Digital Engagement Revenue - GM 95%











SMART-LID'S UNIQUE, UNMATCHED FEATURE SET DRIVES COMPELLING CUSTOMER BENEFITS







8. Bluetooth & WIFI
Alexa, Google assist & Siri control and management



7. Smart App Value – Smart-Stor Connect
Adds benefits through remote access monitoring and control plus education and resources. Developer API



1. Precise Humidity/Temp Control
Dry, cure and store automated and odor free



2. Electronically Controlled Lock and Tamper Resistant
Remotely lock and unlock jars for child safety, compliance and anti-theft

6. Rechargeable Long life battery operates THREE MONTHS on single charge





3. Rehydrates overly dry bud
Improving taste and aroma

5. Interior Camera/Lights
monitors supply, includes internal light and top rim indicator lights





4. Mold, Bug & Fungus Resistant
Protects against health risks related to mold & mildew

Pendram
CREATING THE PERFECT ATMOSPHERE

Smart-Lid Initial Launch Results:
Social Media Explosion In Less Than 30 Days



May 2020 – June 2020

 **Audience Growth Up 602%**

 **Impressions* Up 313%%**

 **Engagements* Up 76%**

Impressions: the number of times your content is displayed.
Engagement: the number of interactions people have with your content (i.e.: likes, comments, shares, retweets, etc.)



What People Are Saying About Smart-Lid!



Rev Mary Miller

" know how important this is and my husband and I always thought Cannabis should have its own "humidor" without having to mix strains. Thank you for this product! It's a biggie"



Cindy J.

"Finally, a better and more precise solution than those expensive and unhealthy salt packets we have been using for years"



Mark R.

"We are huge advocates for proper storage of cannabis, so we want to share our 5 Star review of Smart-Lid. Storing bud incorrectly is literally like throwing money away"



Susan L.

"Living in Arizona, dry weed has always been a major problem….Smart-Lid solves this problem and has many other benefits I absolutely love!"



Thomas G.

"Amazing Results and many cool features….game changer in the cannabis storage category"



Freddie G.

"A no brainer for any cannabis connoisseur and anyone buying different strains or large quantities. It will keep your buds perfect in any conditions, automated and odor free"

Pendram
CREATING THE PERFECT ATMOSPHERE



SMART-LID – Culinary Connoisseur Edition
Humidity Control For Pantry Items Prevents Mold, Moisture & Mildew

❖ **Dried Fruit**

Raisins and various dried fruits that become too dry are hard to chew and can lose their color, taste and vitamins. Dried fruits that become too moist will grow mold.

❖ **Popcorn**

Did you know the critical influence on the fluffiness and taste of popcorn is largely determined by how much moisture is in the kernel? Kernels stored too dry pop smaller and have a tough texture that no amount of butter can overcome.

❖ **Flour and Sugar**

By monitoring the ambient humidity and adding or removing moisture as necessary to maintain the perfect humidity, temp and air flow, you will always get the perfect result in baking and cooking. Smart-Lid swill keep your flours and sugar perfectly soft and ready for all of your culinary needs.

❖ **Spices & Herbs**

The vivid taste you want from your spices won't be there if they aren't kept in at their ideal humidity level. With too little moisture, spices lose their color, aroma and taste. When spices have too much moisture, they won't measure, pour or shake well and the nuances are watered down.



MSRP $59

SMART-LID



Pendram

SMART-BUDDY - DIY Hydroponic Growing System

Includes the Smart-Lid Plus a Complete Hydroponic Grow Kit for the Beginner





MSRP $179



- **Predictable, Reliable, Turnkey DIY System GROWS, DRYS, CURES and STORES**

- **Consumers Don't Want Added Pesticides, Additives and Chemicals and HATE paying taxes!**

- **Complete Hydroponic System DIY Kit** Includes: Smart-Lid, seed pack, germination soil, net pot, hydro wick, wide mouth quart jar and fertilizer packet. Hydro wick pulls water from **jar** to the plant roots, eliminating the need to water every day. Grows one (1) 4ft Plant.

- **High Costs, Taxes, Dispensary and Delivery Hassles - Driving New Do It Yourself Category**

- **Exceptional Profit Margin with Recurring Revenue With Refill Kits** (refill kit – seed, soil, charcoal, net pot, fertilizer)

SMART-STOR CONNECT

Smart App Features:



SMART-LID
WELCOME
REGISTER
Please register to begin using your new Smart-Lid App
50
Add New Smart Lid
SMART-LID
Account Registration
Sign Up

- Turn on/off interior camera to monitor supply
- Turn on/off interior light to showcase buds
- Turn on/off broadcast signal WIFI to connect
- Lock or unlock a single jar or all jars at once
- Change humidity & program multiple settings
- Name, control and manage up to 100 jars
- Set program & unlock privileges for friends/family
- Cloud software predicts when buds are perfect
- Pop up alerts if theft or tampering is detected
- Pop up alerts if attention is needed - low battery
- Pop up alerts when fresh buds are fully dried/cured
- Pop up alerts when running low on supply



PATENT PENDING

SMART-LID IAC TECHNOLOGY = CLEAN, SAFE & CONVENIENT

Eliminates salt pack corrosive toxic vapors that alter plant aromas,
terpene profiles, colors, textures and presentations*



Critical Features and Customer Benefits	Chemical Salt Toxic Vapors 	CureCork Aerator 	Standard Mason Jar	
Predicts and Prevents Harmful Pathogens				✅
Maximizes Terpene Potency	✅			✅
Airtight and Odor Free			✅	✅
Adds and Removes Moisture	✅			✅
Electronic Safety Lock, Internal Light and Camera				✅
Dries, Cures, Stores All-In-One Maintains Aromas, Terpenes, Color				✅
Environmentally Friendly Chemical Free		✅	✅	✅
Smart Phone Control and Remote Monitoring		✅		✅
4 Year Estimated Cost	Over $300	$279	Up to $10 each	MSRP $149
Market Penetration	Around 5%	Less than 0.1%	95%	Taking Pre-Orders

*ASTM 140-3

Pendram
CREATING THE PERFECT ATMOSPHERE







SMART WARDEN

Perfecting Quality, Efficiency & Predictability

August 07 2019
9:15 am
R H
Actual: 49%
55%
Eco
Turbo
metrc
Sync Status
Temperature
74°F
Security Alarm
ON
OFF
Locked
Unlocked
System Log
No Events
Alerts
GPS Track & Trace Map
ON
OFF
Menu
ERP
Sync Status
Settings
Menu
Permissions
Jon
Kat
MJ
Camera
Power
65%
History

5”
5”



- Initial Design Complete
- Provisional Patent Filed
- Projected shipping 2021
- Target $399 - GM 75%
- Target $10 Per Unit Monthly Service Revenue - GM 95%



PATENT PENDING

ABF-001-CD0-279

SMART-WARDEN OPTIMIZES REVENUE WITH EFFICIENCY, QUALITY CONTROL AND PAIN FREE STATE COMPLIANCE







SMART WARDEN
Perfecting Quality, Efficiency & Predictability

PATENT PENDING

ORACLE NETSUITE · API · LeafLogix · SAP · Acumatica The Cloud ERP

8. Integrates with Industry Standard ERP Systems, Developer API





1. Precise Humidity/Temp Control
For curing, storing and transportation

7. Future Integration with Metrc: Government mandated system for compliance

Smart-Warden

2. GPS Tracking System
Alerts unscheduled stops



6. Rechargeable Long-Life Battery
Operates THREE MONTHS single charge





3. Rehydrates Overly Dry Flower
Maintains quality and revenue

Accommodates Any size Container
Multiple Units Snap Together



5. Tamper Detection
Compliance and anti-theft



SECURITY
NOT VALID IF TAMPERED WITH

4. Mold, Bug & Fungus Resistant
Protects against health risks related to mold & mildew



$5B+ HARDWARE, RECURRING SERVICE REVENUE OPPORTUNITY

Leverages the Explosive Growth of Legal Adult Use and Medical Marijuana and Hemp Markets



| Modern Lifestylers | Medical Purists | Functional Dependents | Weekend Enthusiasts | Traditional Lifestylers | Infrequent Conservatives | Social Opportunists | Discreet Unwinders | Silver Dabblers |

Estimated Annual SAM



Global Sales = $141 Billion
... and growing each year ...

D
R
I
V
E
S

Consumer
Top 20% of retail flower purchasers

12 Million Units/year
$1.5B revenue

+

Consumer
"Grow Your Own"

30 Million Units/year
$5B revenue

+

Commercial
Curing and Distribution

1.5 Million Units/year
$1B revenue



FDA VAPING CRISIS: Vape-related health worries and bans are picking up steam! Vaping is the No. 2 product in market 21%, second only to marijuana flower 46%, and edibles (11%). With Vaping sales plummeting, we anticipate a significant shift to flower resulting in additional market share and revenue worldwide.

SAM Sources: Pendram Analysis, Cannabis Consumers Coalition: 2017 Report on Cannabis Consumer Demographics and Consumption Habits.

Pendram
CREATING THE PERFECT ATMOSPHERE

GO TO MARKET STRATEGY

 

Smart-Lid CONSUMER

MARKET PENETRATION STRATEGY

On-line and Distribution Eco-system

Industry Associations and Partnerships

Trade Shows, Events, Sponsorships

Social Media and Digital Advertising

Influencer Endorsements

Online eCommerce

Retail

Smart-Warden COMMERCIAL

FUTURE EXPANSION STRATEGY

Example Direct Targets and Estimated Smart-Warden Potential

 **Los Suenos Farms, Colorado: 1,480,000 sq ft**
37kU Smart-Warden: $15M
Recurring annual service revenue: $4.5M

 **American, Massachusetts: 1,000,000 sq ft**
25kU Smart-Warden: $10M
Recurring annual service revenue: $3M

 **Copperstate Farms, Arizona: 348,000 sq ft**
9kU Smart-Warden: $3.6M
Recurring annual service revenue: $1.1M

 **Harvest Inc., Arizona: 208,000 sq ft**
5.2kU Smart-Warden: $2.1M
Recurring annual service revenue: $0.6M

 **Glass House Farms, California: 200,000 sq ft**
5kU Smart-Warden: $2M
Recurring annual service revenue: $0.5M

Pendram
CREATING THE PERFECT ATMOSPHERE

Tommy Chong Partnership and Celebrity Endorsements

- Smart-Lid was chosen as a Tommy Chong FAVORITE for 2020
- Tommy Chong Smart-Lid Social Media Blitz Campaign – $2,500 likes in one day
- Follow-up video campaign Q3/Q4 - Press Release, Social Media Ads, Celebrity Influencers

SMART-LID
Drys, Cures and Stores
In the Perfect Atmosphere
Automated & Odor Free!
A Tommy Chong Favorite for 2020
BUY ONE GET ONE FREE
FEATURES & BENEFITS
Maximizes Flower Potency, Aroma and Flavors
Protects Delicate Terpenes and Cannabinoids
Controls All Features Remotely By Smartphone
Child, Theft and Tamper Resistant Locking System
Set Access Permissions For Select Family and Friends
Monitor Supply With Internal Light and Camera
Set Custom Code Action Alerts
Non-Stick Rainbow Metallic Finish
6 Color Coded Flashing Rim Light Alerts
3 Month Rechargeable Battery
www.smart-lids.com
The ONLY High Tech solution that takes the guesswork out of precise storage ensuring your cannabis & hemp are always "In The Perfect Atmosphere"
PATENT PENDING

Strategic Partnerships In Development:







WWF
VETERANS CANNABIS PROJECT™
WOUNDED WARRIOR PROJECT®

THE WORLD'S MOST VALUABLE RESOURCE...... Data

ACTIONABLE INSIGHTS:






Business Development

Market Intelligence

Supply and Demand

Winners and Losers

Cost Reduction

Logistics Planning

Operating Margins

Business Efficiencies

Pricing Strategy

Pendram
CREATING THE PERFECT ATMOSPHERE

SMART-STOR SYSTEM DELIVERS VALUABLE DATA BEYOND SEED TO SALE

Smart-Stor System Cloud

**FROM SEED TO SALE TO HOME
ALL DATA POINTS AND ANALYICS CAPTURED**

TRACKS MOVEMENT OF ALL CANNABIS PRODUCTS THROUGH THE LICENSED COMMERCIAL CANNABIS DISTRIBUTION CHAIN



Consumer DIY   DIY Dry   DIY Cure   DIY Storage

Commercial Harvest and Dry ➜ Cure ➜ Store ➜ Transport Track/Trace ➜ Retail Processor ➜ Consumer Store ➜ Consumption

Processor Storage

PENDRAM'S PATENTED

SMART-STOR SYSTEM

"SMART SEAL OF QUALITY"

Pendram
CREATING THE PERFECT ATMOSPHERE

Milestones and Achievements

TRACTION & DEFENSIBILITY






Account
Registration

SMART-LID

PATENT PENDING

SMART WARDEN

Perfecting Quality, Efficiency & Predictability

SMART-BUDDY

• DIY GROW KIT •

- Technology Proven 2017-2018
- Over $360K from Founders, Friends & Family
- Smart-Lid™ Prototype Complete
- Smart-Stor™ Connect App Complete
- Names, Slogans, Logos Copyrighted & Trademarked



- Pre-Orders Received Q2 2020
- Chong Launch Smart-Lid Q2 2020
- Patent Coverage Expected 2021

INTELLECTUAL COPYRIGHT PROPERTY



- 4 Full Utility Patents Filed on IAC technology

SMART

SMART-LID GOLD SEAL QUALITY SYSTEM

Pendram
CREATING THE PERFECT ATMOSPHERE
CONFIDENTIAL
20

MANAGEMENT TEAM

Mary June Makoul
Chief Executive Officer
Co-Founder

Mary June has 25+ years of experience in marketing, strategic planning, business development, branding, packaging design and media relations. She is a strong and inspirational leader with a talent for tactical execution, business-to-business marketing, strategic alliance development and new product positioning. Prior to joining Pendram, her career includes senior management positions at Paramount Pictures Corporation, Proxima, Fiskars and most recently as President of her own successful Marketing Consulting firm with clients throughout the San Diego area. She is well known for her ability to make precise strategic decisions while employing a hands-on approach to accomplishing team and company success. Mary June has a BA in Business Administration and Marketing from New York University and donates her free time to fundraising for a number of local charity organizations.

Jon Siann
Chief Technology Officer
Founder

Jon is an entrepreneur, inventor and design engineer with over 40 successful patents. He founded and launched a number of innovative companies focused on delivering enterprise class, ultra low power, hardware, software communications and location platforms. Jon is creative, passionate, and determined with a unique talent for forming strategic teams to execute his vision. He has a strong track record of execution and investor ROI. As CEO founder of his most recent venture in 2015, he closed an 8-figure licensing non-dilutive deal with Verizon and leveraged $2.8M in angel equity funding into a $24M all cash acquisition exit within 14 months of incorporation. Jon holds an EE from University of Edinburgh, UK and started his successful career with semiconductor design at IBM Labs. Jon also held high level executive, technical and marketing positions at Peregrine, Netlist, Rockwell, Brooktree, AMCC, Bretelon, Micropower & Sigma Designs.